Exhibit 99.397

Code of Conduct

WHO WE ARE

As a member of the team, you will become part of a fast-paced and dedicated team that works together to provide our clients with the highest possible level of service and advice. As a member of the team, we would ask for your commitment to deliver outstanding quality and results that exceed client expectations. In return, we are committed to providing you with every opportunity to learn, grow and stretch to the highest level of your ability and potential.

At Nextech AR, it isn’t just about providing services to or helping our clients, it’s about our culture, how we conduct business and the principles we bring to work every day.

Our clients include some of the world’s largest, most trusted institutions. By choosing to do business with us, they trust that we uphold the highest standards of integrity, accountability, ethical conduct, and performance, while observing the laws and regulations that govern our industry. The Nextech Code of Conduct is our commitment to those principles. It sets the expectation that we will act with the highest level of integrity, uphold the law, and that we will treat all our stakeholders, and each other, with respect and transparency. It also ensures that we behave in a way that safeguards Nextech’ reputation and the trust that our investors, clients, business partners, regulators and communities place in our company.

As an Employee, Board member, Consultant or Partner of Nextech AR, you are responsible for understanding and complying with our Code of Conduct, not by just following its guidelines but by always exercising good judgment and adhering to our values.

Evan Gappelberg

Chief Executive Officer, Nextech AR Solutions Corp.

January 2022

VISION & MISSION

Our vision

Creating infinite experiences that inspire the world

Mission

Pioneering immersive technologies empowering people to achieve a better future.

Contents
1. About our Code of Conduct	5
2. Creating a Positive Work Environment	5
Diversity and Inclusion	5
Health and Safety	6
Substance Abuse and Weapons	6
3. Avoiding Conflicts of Interests	7
Use of Nextech Products and Services	8
Outside Employment: Advisory/Board Work and Starting Your Own Business	8
Entertainment and Gifts	8
Anti-Bribery	9
4. Preserving Confidentiality	9
Personal Information	9
Outside Communication and Speaking on Behalf of the Company	10
5. Protecting our Assets	10
Information Security and Physical Security	10
Use of Equipment, Internet and Email	11
Intellectual Property	11
6. Obeying the Law and Ensuring Financial Integrity	11
Obligation to Report Personal Matters	11
Accurate Record Keeping	12
Signing Contracts and Hiring Suppliers	12
Insider Trading	12
Compliance with Policies	13
7. Speaking Up and Raising Concerns	13
Reporting Misconduct	13
No Retaliation	13
Waivers of the Code	13
8. Contact Information	14

1. About our Code of Conduct

Everyone who works for Nextech AR Solutions has a duty to demonstrate the highest standard of business conduct. Our Code of Conduct (the “Code”) applies to all full-time/part-time employees, temporary employees, Contractors, Board Members and Consultants (collectively, “Employees”) of Nextech AR Solutions Corp. and its direct or indirect subsidiaries (collectively, the “Company”).

As an Employee of the Company, you are required to read the Code and to adhere to its principles as a condition of employment and/or engagement with the Company. You are also required to report to the individual or individuals identified in this Code any known or suspected violation of the Code, the Company’s policies, applicable laws and regulations, and any criminal activity, whether or not it involves you.

2. Creating a Positive Work Environment

The Company is committed to providing a positive work environment that is free of all forms of harassment, violence, and discrimination. As an Employee, you have an obligation to treat your co-workers and all our stakeholders with dignity and respect.

For purposes of the Code, “work environment” means any work done in the office, at your home office and any other location where you are representing the Company. All Employees are expected to exhibit conduct that reflects inclusion during work, at work functions (whether on site, off site or virtual), at all Company-sponsored and participative events, and at any other location where the Employee is representing the Company.

Diversity and Inclusion

The Company strives to create a work environment that is diverse and inclusive. Diversity includes, but is not limited to, differences in race, national or ethnic origin, culture, language, socioeconomic background, religious or political belief, age, sex, sexual orientation, gender identity or expression, marital status, family status, genetic characteristics, disability, military or veteran status, and other categories protected under applicable jurisdictional laws. Diversity also includes differences in experiences, perspectives, thoughts, interests, and ideas. Inclusion means ensuring that all Employees are valued, heard, engaged, and involved at work and have full opportunities to collaborate, contribute, and grow professionally. Our people are the Company’s most valuable asset. The collective sum of our differences is a significant part of our culture.

We do not tolerate any harassment, violence or discrimination against Employees. If an Employee reports any kind of harassment, violence or discrimination, the Company will conduct a full investigation of the matter, regardless of whether the perpetrator is a co-worker, business partner, client or the public.

Similarly, the Company requires all Employees to engage with its clients, vendors, consumers, and business partners in a professional manner and prohibits Employees from harassing, acting violently towards or discriminating against such parties.

It’s your responsibility to report any behaviour that violates the Code. If you believe you have been subjected to any kind of discrimination, violence or harassment, we strongly encourage you to discuss it with your manager, a Company executive or a member of the Human Resources team.

The Company will not tolerate any form of retaliation against an Employee who in good faith reports a suspected violation of the Code.

Health and Safety

The Company is committed to providing a safe and healthy working environment for all Employees in accordance with all applicable jurisdictional laws and regulations.

Workplace health and safety is of critical importance to the Company. As such, the Company and its Management will:

●	make reasonable provisions for the occupational health and safety of its Employees in accordance with the applicable laws of the jurisdictions in which the Company operates;

●	keep Employees familiar with safe work practices through training or other communication as required from time-to-time;

●	identify and notify Employees of any hazardous workplace conditions and provide reasonable preventative measures to protect Employees from these hazardous conditions; and

●	establish and maintain a procedure and protocol to be followed in the case of serious injury or fatality.

Employees have a duty to:

●	strictly comply with directives, approved work procedures and all applicable laws or regulations intended to ensure their health and safety;

●	advise the Company in a timely manner of any dangerous, threatening, or hazardous workplace conditions; and

●	refrain from any conduct or misconduct that they know or reasonably ought to know is dangerous or threatening to their own health and safety or to that of others within the workplace.

Substance Abuse and Weapons

Employees are not permitted to manufacture, distribute, possess, sell, or attempt to sell, receive or be under the influence of legal or illegal substances that cause them to be impaired at work or at a Company-sponsored event, or any other location where the Employee is representing the Company.

We need to rely on our Employees to exercise good judgment and never drink, consume, or otherwise use a substance that may cause impairment in a way that leads to impaired performance or inappropriate behaviour, endangers the safety of others or violates the law.

The Company is also committed to a violence-free work environment and will not tolerate any level of violence or threat of violence in the workplace. You are strictly prohibited from bringing or storing a weapon at work. If you become aware of a violation of this policy related to substance abuse or weapons, please report it immediately to your manager, a Company executive or a member of the Human Resources team.

3. Avoiding Conflicts of Interest

In working for the Company, you have an obligation to do what’s best for the Company, our clients, and our business partners. That means making Company decisions that are based on the best interests of the Company and independent of your personal interests and/or personal relationships. You should avoid putting yourself in any situation where there might be a conflict of interest, or the appearance of a conflict. A conflict of interest arises when you take actions or have interests that conflict in any way with the interests of the Company. These conflicts may make it difficult for you to perform your work objectively and efficiently. When faced with a potential conflict, ask yourself:

●	Would this create an incentive for me or a Related Party of mine (or the appearance of one) at the expense of the Company or its clients, business partners or suppliers?

●	Would this harm my reputation, my judgment, or my ability to do my job at the Company?

●	Would this embarrass the Company if it appeared on the front page of a newspaper or website?

For purposes of the Code, “Related Party” includes a spouse, domestic partner, parent, grandparent, sibling, child, grandchild, stepparent, step-grandparent, step-sibling, step-child, step-grandchild or in-law.

If the answer to any of these questions is “yes” or if you are unsure, then you are required to report the matter to the Company’s Human Resources Department and follow the Company’s directions with respect to the potential conflict. You have an ongoing responsibility to identify conflicts of interest in relation to the Company and its clients, suppliers and business partners.

You must disclose to the Human Resources Department actual, potential or perceived conflicts so they can be avoided or managed appropriately. If you are conflicted, you must immediately notify your manager, a Company executive, or a member of the Human Resources team so that work on that specific transaction can be reassigned to another Employee.

Members of the Company’s Board of Directors must disclose to the Chair of the Audit Committee or to the Chair of the Board of Directors or the CEO of the Company any personal interest they may have in a transaction of which they are aware that involves the Company. They must recuse themselves from participating in any decision in which there may be a conflict between their personal interests and the interests of the Company and/or its clients, suppliers or business partners.

Use of Nextech AR Products and Services

Avoiding potential conflicts of interest also means that you should not use the Company products in a way that improperly benefits you or a Related Party. You are not permitted to initiate or to have control or influence over a Company transaction in which you or a Related Party holds a financial interest.

With respect to any transaction in which you or a Related Party to you has a personal interest, you are prohibited from having any involvement (or contact related to the transaction with those involved) in the processing of such transaction, including but not limited to: creating the order, making fee adjustments, processing the billing or payments. In addition, under no circumstances will you or a Related Party be entitled to receive a discount, reduced rate or other benefit (monetary or otherwise) with regard to a related party transaction.

Outside Employment: Advisory/Board Work and Starting Your Own Business

Any activity, including involvement with boards of directors or part-time employment that you participate in outside the workplace, must not be in conflict with your employment at the Company or the Company’s interests. Outside employment with a competitor or client is prohibited. Board of Director appointments with any public company or financial services company, public or private, require prior written approval by the Company’s CEO.

Entertainment and Gifts

Gift-giving and entertainment are common business practices. However, you are responsible for ensuring these practices do not create the appearance of improperly influenced business decisions. The Company conducts its business based solely on objective, prudent business practices. We choose our business partners (including suppliers) objectively based on quality, competence, performance and ethics.

You cannot, under any circumstance:

●	provide, solicit or accept gifts of any kind in exchange for favorable business treatment; OR

●	accept from or provide to business partners, clients or suppliers, cash or cash equivalents (i.e.: checks, pre-paid cards) in any amount.

Certain business channels or subsidiaries may have more restrictive requirements. You are required to follow the guidelines specific to your business unit with respect to entertainment and gifts, if any, including all other applicable Company policies and procedures.

Anti-Bribery

You may not give or accept gifts of any kind to or from any public or government official, including regulators, candidates for public office, employees of a government agency, political party officials or employees of foreign governments or government-controlled organizations, in your capacity as a representative of the Company, without prior approval from the Company’s CEO. This includes things like meals (outside the normal course of business), travel, political or charitable donations, and job offers for government officials’ relatives.

Bribes or illegal kickbacks as a means of obtaining business opportunities are also strictly prohibited.

4. Preserving Confidentiality

Through your employment or engagement with the Company, you may be provided with, receive or have access to, proprietary and/or confidential information which includes information related to the Company’s past, present or future products, software, research and development initiatives, information security, clients, suppliers, consumers, business partners, financial performance, strategy and/or administrative activities. You may also receive or have access to third-party confidential or proprietary information, including information about a client’s customers. The Company considers this information, including any materials or documents containing the information, to be confidential and proprietary.

It is your duty to protect confidential information and to take precautions before sharing it with anyone, internally or externally. Do not share confidential information with friends, family or co-workers who do not have a legitimate business “need to know”, and do not discuss it in places where others could hear you (e.g., elevators, airplanes, public places, etc.). You should always properly label, secure and dispose of confidential information in accordance with Company policies and procedures. Do not access, disclose, or store confidential information unless you have been specifically authorized by the Company to do so.

If you are unsure whether the information you have is confidential, the best practice is to assume that all information you have about the Company and its business, including information received from past and current business partners, suppliers, clients, and their customers is confidential.

In the event you become aware that confidential information was intentionally or accidentally released, you must immediately report the incident to the Company’s Chief Executive Officer.

Personal Information

As Employees of the Company, we all have a right to privacy. Personal information about each of us is confidential, except where consent to such disclosure has been obtained (either implicitly or expressly) or disclosure is required to be made by applicable law, court order or other similar legal process.

Outside Communication and Speaking on Behalf of the Company

The Company believes in transparency and open communication with all its stakeholders. All information disclosed outside the Company must be accurate, complete and consistent, and disseminated in accordance with the Company’s applicable policies and procedures.

Although we all represent the Company, only those who have been authorized to speak on behalf of the Company should do so.

All communications with the investing public about the Company must be timely, factual, accurate, balanced and broadly disseminated in accordance with all applicable legal and regulatory requirements. The CEO or a designate will appoint Employees (spokespersons) who are responsible for communicating with the investment community, regulators, the media, and the public. Employees who are not authorized spokespersons must not respond under any circumstance to inquiries from a stock exchange or other securities regulatory authorities, the investment community, the media, or others, unless specifically asked to do so by an authorized spokesperson of the Company.

If someone asks you for information about the Company, please refer the inquiry to Investor Relations at: investor.relations@nextechar.com

It is also important to use good judgment on social media as your comments could be attributed to the Company, even if that was not your intention. All Employees are required to comply with the Company’s Social Media Policy.

5. Protecting our Assets

Information Security and Physical Security

Maintaining the highest level of vigilance over the protection of information and data is essential to maintaining the trust of our business partners, clients and their customers.

You have a responsibility to adhere to all policies and training related to data protection.

You are required to change your password per Company policy standards, and to never share passwords or usernames with anyone.

Should you have questions regarding information protection please contact the Company’s information security team at mitch@nextechar.com

Use of Equipment, Internet and Email

The Company provides you with the tools and equipment you need to do your job effectively. The computers/laptops, telephones and peripherals that are furnished to you by the Company are property of the Company for use for business purposes and are not to be modified or tampered with in anyway. Unless authorized as part of your daily role and duties, do not attempt to defeat, disable or circumvent the security features and software the Company uses in its systems and networks such as antivirus software on your laptop or web filtering software used to prevent access to unsafe or work inappropriate websites. If you have been authorized to use a personal device for Company business, you are expected to use the same safeguards and security standards you would with Company equipment. Be mindful of how you use the Company’s assets and appropriately safeguard them against theft, loss, waste, or abuse.

To the extent permitted by applicable law, the Company reserves the right to monitor logs detailing an employees’ internet usage, electronic mail, telephone activity, voice mail and computer files at any time. The company also has the right to obtain your password(s) for your Company device(s) and access them upon termination of employment.

Intellectual Property

The Company’s intellectual property rights are among our most valuable assets. These include the Company’s trademarks, logos, copyrights, trade secrets and patents. As an Employee, the things you create for the Company belong to the Company. This includes software code, ideas, inventions, techniques, processes, devices, improvements or know-how, whether patentable or not.

6. Obeying the Law and Ensuring Financial Integrity

It is incumbent upon all of us to be aware of and to comply with the laws and regulations that govern our industry. This is critical to our business and to maintaining the confidence of our clients, business partners, and suppliers.

As an Employee, you are expected to know and comply with the laws and regulations that apply to you and your role within the Company.

Obligation to Report Personal Matters

As an Employee, you are required to report any of the following incidents to a member of the Human Resources team should they occur during the course of your employment or engagement with the Company, regardless of whether or not that they relate to the business of the Company:

●	any arrests, charges or convictions laid upon you for theft, dishonesty, fraud or other financial crimes, assault, crimes against property, major drug offences (including manufacturing, smuggling, or trafficking), computer crimes like illegal hacking.

Accurate Record Keeping

To maintain the trust of investors, clients, business partners, and the public, the Company maintains significant internal controls over accounting and financial reporting as well as robust record keeping and record retention policies. The Company has a zero-tolerance policy for fraud and falsification of records.

We are all responsible for maintaining accurate, complete, and honest records, and for complying with all the controls, policies and procedures the Company has in place. You should never falsify any record or account, including timekeeping records, sales, expense reports and/or any other record that relates to the business of the Company, clients, Employees, business partners or suppliers. Falsifying records is not only against the Company’s policies but against the law.

Company data and records are retained as required by law and Company policy. You must not knowingly destroy or discard Company records or data without authorization from the Company and you may only do so in accordance with Company policy.

Signing Contracts and Hiring Suppliers

Each time you enter into a business transaction on the Company’s behalf, documentation recording that agreement, approved by the CEO and by the applicable approvers as per the Company’s delegation of authority matrix, must be generated. You should only sign contracts on behalf of the Company if you have the authority to do so as specifically granted by the Company. Should you have any questions about your signing authority, please contact the CFO.

It is our collective responsibility to put in place contracts that offer the best quality, service, price, reliability and terms and conditions for the Company.

Insider Trading

The Company is committed to candid communications and transparency which is why we openly share information internally. Canadian securities laws prohibit “insider trading” and impose restrictions on the trading of shares or other securities issued by the Company while in possession of material undisclosed facts or changes relating to the Company (See copy of our full “SECURITIES TRADING POLICY” posted via secure access on APD). As an Employee, you may become aware of confidential information about the Company or our clients, often called material non-public information (“MNPI”). Examples of MNPI include, but are not limited to, material information about financial performance, new products or services, new, existing or potential clients, proposed acquisitions, joint ventures or disposition, changes in key personnel, lawsuits or regulatory investigations. MNPI is information that is not available to the public, and if disclosed, would reasonably be expected to have a significant effect on the market price or value of the Company’s shares.

Employees are prohibited from disclosing MNPI, using it to buy or sell securities (also known as “insider trading”), or sharing it with others (also known as “tipping”). If you are unsure if information is MNPI, you are required to contact the Company’s CFO for guidance. Insider trading is not only a violation of our Code, but also illegal.

Certain Employees with regular access to MNPI about the Company will be subject to restrictions on trading the Company’s securities during certain periods known as blackout periods. For more information, please contact the Company’s CFO.

Compliance with Policies

As an Employee, you are expected to know and comply with all Company policies and procedures that apply to you, including Financial and Accounting Policies and Procedures, Operational Policies and Procedures, Information and Physical Security Policies and Procedures and Human Resources Policies and Procedures. You may also be required to participate in mandatory training as a condition of continued employment.

Should you have any questions about which policies or training apply to you, please contact your manager or the Human Resources Department for guidance.

7. Speaking Up and Raising Concerns

The Company promotes an ethical culture where you are encouraged to speak up. While our Code and policies outline the ethical behaviour we expect of Employees, they cannot anticipate every situation we encounter. By speaking up and raising concerns, we ensure that the Company does the right thing to protect all of our stakeholders and the Company’s reputation.

Reporting Misconduct

You have a duty to report actual or suspected misconduct. This includes violations of the Code, Company policies or the law. You can report your concerns to your manager, a Company executive, or the Human Resources team.

No Retaliation

The Company prohibits retaliation against anyone who reports or participates in an investigation of a possible violation of our Code. Any reports of suspected or known violations made in good faith, whether reported through the third-party service or directly to the Company, will be handled discreetly and without retaliation.

Waivers of the Code

If you would like to seek a waiver of any portion of this Code, you must make full disclosure of your particular circumstances in writing to the Audit Committee of the Board of Directors (for officers and directors) or the Chief Financial Officer (in the case of all other Employees). Amendments to, and waivers of, this Code will be publicly disclosed by the Company to securities regulators as required by applicable laws, rules and regulations.

8.	Contact Information

●	CEO: evan@nextechar.com

●	CFO: andrew.chan@nextechar.com

●	CHRO: deta.constantine@nextechar.com

●	HR: hr@nextechar.com

●	Security: mitch@nextechar.com

●	Investor Relations: invester.relations@nextechar.com

Acknowledgement

All employees, board members, contractors, and consultants (“Employees”) of Nextech and its direct and indirect subsidiaries (collectively, the “Company”) are required to read and acknowledge this Code of Conduct (the “Code”) and adhere to its principles as a condition of employment or engagement with the Company. Please read this document carefully before you sign.

Receipt of Code of Conduct Employee Acknowledgement Statement

●	I acknowledge that I have received a copy of the Company’s Code. I understand that this version replaces any and all prior verbal statements and written versions.

●	I have read and understand the principles and standards of conduct contained in the Code.

●	I will adhere to and comply with the Code’s principles and standards. I am presently unaware of any violation of this Code that I have not reported, as required by the Code or other Company policy.

●	I understand that if I have questions or concerns at any time about the Code, I can consult my immediate manager, a Company executive, or the Company’s Human Resources team.

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Employee Name (Please Print)

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Employee Signature

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Date